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                       Filed Pursuant to Rule 424(b)(3)
                          Registration No. 333-83705

                         Prospectus Supplement No. 5
           Dated March 7, 2000 (to Prospectus dated August 13, 1999)

                         SkyLynx Communications, Inc.

                            Series D Exchange Offer

     On March 6, 2000, we commenced an exchange offer to the holders of our series D convertible preferred stock in which we offered to exchange each outstanding share of series D convertible preferred stock for one share of our series D-1 convertible preferred stock. The series D-1 convertible preferred stock is substantially identical in all respects to the series D convertible preferred stock, except that the conversion price for series D-1 convertible preferred stock is fixed at $1.00 per share, subject to specific adjustments for events that would result in dilution to the series D-1 holders. This means that each share of series D convertible preferred stock is convertible into 1,000 shares of common stock, subject to these adjustments. Currently, the conversion price for our series D convertible preferred stock is the lesser of:

     *    $3.00 per share; or
     * 105% of the closing bid price of our common stock for the five trading days immediately preceding the date on which the preferred stock is converted.

This means that the conversion rate of the series D convertible preferred stock may fluctuate based on the market price of our common stock. The conversion price of the series D convertible preferred stock is subject to the same adjustments for dilutive events as the series D-1 convertible preferred stock.

     Under the exchange offer, accrued and unpaid dividends on the series D convertible preferred stock will be carried over and applied to the series D-1 convertible preferred stock if a holder elects to make the exchange.

     Holders of series D-1 convertible preferred stock will be eligible to sell the common stock issued upon conversion of the series D-1 convertible preferred stock under the prospectus to which this prospectus supplement relates in the same manner as a holder of series D convertible preferred stock.

     The exchange offer is being made to holders of record of our series D convertible preferred stock on March 3, 2000. The exchange offer will remain open until March 31, 2000.

            The date of this Prospectus Supplement is March 7, 2000